Reg Technologies Inc.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Reg Technologies Inc.
(A Development Stage Company)

Interim Consolidated Financial Statements

(Unaudited)

July 31, 2007

Reg Technologies Inc.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
(Unaudited)

	July 31,	April 30,
	2007	2007
	$	$
		(Audited)
ASSETS
Current Assets
Cash and cash equivalents	240,006	294,463
GST receivable	10,734	11,329
Prepaid expenses	28,157	47,933
Due from related parties [Note 7]	67,539	58,420
Total Current Assets	346,436	412,145
Property and Equipment [Note 6]	11,847	12,731
	358,283	424,876

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	129,957	83,952
	129,957	83,952

Shareholders’ Equity
Share Capital [Note 3]	11,356,689	11,356,689
Subscriptions received	–	289,307
Contributed Surplus	1,083,953	850,733
Foreign Currency Translation Adjustments	(69,550)	(74,706)
Deficit	(12,142,766)	(12,081,099)
	228,326	340,924
	358,283	424,876
Commitments [Note 8]
Subsequent Event [Note 9]

Approved on behalf of the Board

"John Robertson" (signed)
John G. Robertson, Director

"Jennifer Lorette" (signed)
Jennifer Lorette, Director

(The accompanying notes are an integral part of these consolidated financial statements)

Reg Technologies Inc.
Interim Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)
(Unaudited)

	Three Months	Three Months
	Ended	Ended
	July 31,	July 31
	2007	2006
	$	$
Operating Expenses
Foreign exchange	40,119	(6,465)
General and administrative	734,584	354,410
Operating Loss	(774,703)	(347,945)
Other Income
Gain on sale of subsidiary’s shares	33,986	590,032
Gain on issue by subsidiary of its own shares outside the
consolidated group	158,651	19,751
Interest	867	4,260
Non-controlling interest	519,532	161,180
Net Income (Loss) for the Period	(61,667)	427,278
Deficit – Beginning of Period	(12,081,099)	(11,561,401)
Deficit – End of Period	(12,142,766)	(11,134,122)

Basic Earnings (Loss) Per Share	–	0.02

Weighted Average Common Shares Outstanding	23,849,000	23,905,000

(The accompanying notes are an integral part of these consolidated financial statements)

Reg Technologies Inc.
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

	Three Months	Three Months
	Ended	Ended
	July 31,	July 31,
	2007	2006
	$	$
Operating Activities
Net income (loss)	(61,667)	427,278
Items not involving cash
Stock-based compensation	233,209	14,829
Non-controlling interest	(519,532)	(161,180)
Gain on issue by subsidiary of its own shares	(158,651)	(19,751)
Gain on sale of subsidiary’s shares	(33,986)	(590,032)
Shares issued for services	6,271	–
Amortization	884	–
Changes in non-cash working capital items
Amounts receivable	595	(1,790)
Temporary investments	–	(395,928)
Prepaid expenses	17,802	(55,532)
Accounts payable and accrued liabilities	49,423	35,822
Due to related parties	8,474	–
Net Cash Used In Operating Activities	(457,178)	(746,284)
Financing Activities
Shares issued	–	5,625
Shares issued by subsidiary	388,369	–
Advances from related parties	22,481	17,779
Proceeds from subsidiary’s shares issued	–	104,709
Net Cash Provided by Financing Activities	410,850	128,113
Investing Activities
Proceeds on sale of subsidiary’s shares	–	593,145
Net Cash Provided by Investing Activities	–	593,145
Effect of Exchange Rate Changes on Cash	(8,129)	65
Decrease in Cash and Cash Equivalents	(54,457)	(24,961)
Cash and Cash Equivalents - Beginning of Period	294,463	427,777
Cash and Cash Equivalents - End of Period	240,006	402,816
Supplemental Disclosures
Interest paid	–	–
Income tax paid	–	–

(The accompanying notes are an integral part of these consolidated financial statements)

Reg Technologies Inc.
Notes to the Interim Consolidated Financial Statements
July 31, 2007
(Expressed in Canadian dollars)
(Unaudited)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

Reg Technologies Inc. (the “Company”) is in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam™/Direct Charge Engine and other RandCam™ applications, such as compressors and pumps (the “Technology”). The worldwide marketing and intellectual rights, other than the U.S., are held by the Company, which owns approximately 6.1 million shares of REGI U.S., Inc. (“REGI”) (a U.S. public company). REGI owns the U.S. marketing and intellectual rights. The Company and REGI have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology.

The Company is still in the development stage. These financial statements have been prepared on the basis of a going-concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated any revenues from the sale or licensing of the Technology or related applications or achieved operational profitability since inception. The Company’s activities are in the development stage and additional costs for the further advancement and application diversification of the Technology must be incurred. There is substantial doubt as to the Company’s ability to generate revenues and to continue as a going-concern. The continuation of the Company as a going-concern is dependent on its ability to obtain financing and/or the attainment of revenues and profitable operations.

2.	INTERIM FINANCIAL STATEMENTS

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim financial statements have been prepared in accordance with the accounting principles and policies described in the Company’s annual financial statements for the year ended April 30, 2007, and should be read in conjunction with those statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the three-month period ended July 31, 2007 are not necessarily indicative of the results that may be expected for the year ended April 30, 2008.

3.	SHARE CAPITAL

Authorized:

50,000,000	Common shares without par value
10,000,000	Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares
5,000,000	Class A non-voting shares without par value. Special rights and restrictions apply.

	Number of
Common shares issued:	Shares	Amount
Balance issued, April 30, 2007	24,160,181	$11,400,174
Issued during the period:	–	–
Balance, July 31, 2007	24,160,181	11,400,174
Less: treasury stock owned	(217,422)	(43,485)
Balance issued and outstanding, July 31, 2007	23,942,759	$11,356,689

Reg Technologies Inc.
Notes to the Interim Consolidated Financial Statements
July 31, 2007
(Expressed in Canadian dollars)
(Unaudited)

3.	SHARE CAPITAL (Continued)

	[a]	Escrowed shares

93,750 shares are held in escrow, the release of which is subject to the direction and determination of regulatory authorities.

	[b]	Treasury shares

At July 31, 2007, Rand owns 217,422 shares of the Company.

	[c]	Stock options

The Company has implemented a stock option plan (the "Plan") to be administered by the Board of Directors. Pursuant to the Plan, the Board of Directors has discretion to grant options for up to a maximum of 10% of the issued and outstanding common shares of the Company at the date the options are granted. The option price under each option shall be not less than the discounted market price on the grant date. The expiry date of an option shall be set by the Board of Directors at the time the option is awarded, and shall not be more than five years after the grant date. No more than 25% of an option may be exercised during any 90-day period during the term of the option; and each optionee is restricted from selling more than 25% of the shares that may be acquired upon exercise of an option during any 90-day period. Options granted to consultants engaged in investor relations activities will vest in stages over a minimum period of 12 months with no more than 25% of the options vesting in any three-month period.

The following table summarizes activity under the Plan for the period ended July 31, 2007:

		Weighted
		average
	Number	exercise price
	of shares	$

Outstanding, April 30, 2007	1,125,000	0.27
Exercised	–	–
Outstanding, July 31, 2007	1,125,000	0.27

Additional information regarding options outstanding at July 31, 2007 is as follows:

	Exercise
	Price	July 31,
Expiry Date		$2007
September 18, 2008	0.30	100,000
March 4, 2009	0.19	250,000
April 8, 2009	0.14	25,000
October 20, 2010	0.30	750,000
Options outstanding		1,125,000
Options exercisable		300,000
Weighted average price for options exercisable		$0.27

The fair value of each option granted was estimated on the grant date using the Black-Scholes option pricing model. There were no stock options granted during the three-month periods ended July 31, 2007 and 2006.

Reg Technologies Inc.
Notes to the Interim Consolidated Financial Statements
July 31, 2007
(Expressed in Canadian dollars)
(Unaudited)

4.	SHARE CAPITAL ACTIVITY OF REGI U.S., INC.

The following table summarizes the share capital activities of REGI for the periods ended July 31, 2007 and April 30, 2007:

	Number of	Amount
Common shares issued:	shares	US$
Balance, April 30, 2006	25,839,125	6,915,482
Shares issued for services	29,000	60,000
Stock issued for cash pursuant to:
Options exercised	662,250	143,938
Warrants exercised	268,833	217,666
Private placement	120,000	116,496
Warrants issued for financing (cash-less)	–	(1,561,406)
Balance, April 30, 2007	26,919,208	5,892,176
Shares issued for services	9,000	11,700
Stock issued for cash pursuant to:
Options exercised	13,500	3,375
Warrants exercised	72,500	70,000
Private placement	579,950	547,953
Balance, July 31, 2007	27,594,158	6,525,204

[a]	At July 31, 2007, the Company owned 3,320,000 shares of REGI.

[b]	At July 31, 2007, Rand owned 2,819,416 shares of REGI. The Company owns 51% of Rand.

[c]	A total of 1,866,000 shares are reserved for the exercise of stock options, exercisable at a weighted average price of US$1.12 per share with a weighted average remaining life of 3.95 years.

[d]

As at July 31, 2007, 3,240,617 share purchase warrants were outstanding of which 2,540,667 may be exercised at a price of US$1.00 per share, and 699,950 may be exercised at a price of US$1.50 per share.

[e]	During the three-month period ended July 31, 2007, REGI issued 13,500 common shares upon the exercise of options for cash proceeds of $3,375.

[f]	During the three-month period ended July 31, 2007, REGI issued 9,000 common shares upon the exercise of options at $1.30 per share for services rendered with a fair value of $11,700.

[g]	During the three-month period ended July 31, 2007, REGI issued 60,000 common shares upon the exercise of warrants at $1.00 per share for cash proceeds of $60,000.

[h]	During the three-month period ended July 31, 2007, REGI issued 12,500 common shares upon the exercise of warrants at $0.80 per share for cash proceeds of $10,000.

[i]

During the three-month period ended July 31, 2007, REGI issued 579,950 units at $1 per unit for proceeds of $547,953, net commissions of $31,997, pursuant to a private placement. Each unit consists of one Class A share of common stock and one warrant. Each warrant will enable the investor to purchase one additional share an exercise price of $1.50 per share for a period of five years after the closing date.

[j]	During the three-month period ended July 31, 2007, REGI extended 75,000 options set to expire on May 10, 2007 to May 10, 2009.

[k]	During the three-month period ended July 31, 2007, REGI approved the increase of the authorized share capital of the Company to 100,000,000 shares from 50,000,000 shares.

Reg Technologies Inc.
Notes to the Interim Consolidated Financial Statements
July 31, 2007
(Expressed in Canadian dollars)
(Unaudited)

5.	GAIN ON SHARES ISSUED BY SUBSIDIARY

During the periods ended July 31, 2007 and 2006, REGI issued shares outside the consolidated group. These issuances effectively reduced Rand’s interest in REGI, which resulted in a deemed gain (loss) on sale of subsidiary’s shares as follows:

	July 31,	July 31,
	2007	2006
	$	$
Gain due to ownership of new assets resulting from REGI shares issued	158,651	19,751

6.	PROPERTY AND EQUIPMENT

			July 31,	April 30,
			2007	2007
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	$	$	$	$

Computer hardware	5,295	1,118	4,177	4,618
Office furniture and equipment	8,849	1,179	7,670	8,113
	14,144	2,297	11,847	12,731

7.	RELATED PARTY TRANSACTIONS

[a]

At July 31, 2007, the Company is owed an aggregate of $67,539 (April 30, 2007 - $58,420) by related parties. The transactions are recorded at their exchange amounts, and the amounts owing are unsecured, non-interest bearing and due on demand. These companies are related due to the president of the Company controlling or significantly influencing these related companies.

[b]

During the three-month period ended July 31, 2007, fees in the aggregate of $11,267 (2006 - $Nil) for legal services have been paid to a professional law firm in which a partner of the firm is an officer and director of the Company.

	[c]	During the three-month period ended July 31, 2007, rent of $3,111 (2006 - $2,931) was paid to a company having common officers and directors.

	[d]	During the three month-period ended July 31, 2007, project management fees of $8,040 (2006 - $8,904) were paid to a company having common officers and directors.

[e]

During the three-month period ended July 31, 2007, administrative fees, consulting fees, and management and directors’ fees were paid to officers, directors and companies controlled by officers and directors totalling $15,647 (2006 - $19,887) for services rendered.

The above noted transactions have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

Reg Technologies Inc.
Notes to the Interim Consolidated Financial Statements
July 31, 2007
(Expressed in Canadian dollars)
(Unaudited)

8.	COMMITMENTS

	[a]	In connection with the acquisition of Rand, the Company has the following royalty obligations:

[i]

A participating royalty is to be paid to the inventor to a maximum amount of $10,000,000. The participating royalty is to be paid in minimum annual instalments of $50,000 per year beginning on the date the first revenues are derived from the license or sale of the patented technology and after shares are issued per the above. As part of the minimum payment, the Company is to pay 5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

[ii]

Pursuant to a letter of understanding between the Company and REGI (collectively called the grantors) and West Virginia University Research Corporation (WVURC), the grantors have agreed that WVURC shall own 5% of all patented technology and will receive 5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

		[iii]	1% net profit royalty will be payable to a director on all U.S.-based sales.

[b]

On June 15, 2006, the Company entered into a lease agreement to lease office premises for the period of three years and the option to renew the lease for one additional term of three years, in consideration for $16,994 per year.

9.	SUBSEQUENT EVENT

Subsequent to July 31, 2007, REGI US, Inc. had the following transaction in U.S. dollars:

[a] Issued 3,000 common shares upon the exercise of options at $1.30 per share for services rendered with a fair value of $3,900.